Exhibit 99.1

Aurora Cannabis Announces Retirement of Co-Founder and President Steve Dobler

NYSE | TSX: ACB

EDMONTON, AB, June 16, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced that Co-Founder Steve Dobler, will retire from his roles as President and Director of the Company, effective June 30, 2020. Mr. Dobler has been the President of Aurora and a member of Aurora's Board of Directors since December 2014.

"On behalf of our Board of Directors and management team, I would like to thank Steve for all his contributions to Aurora and for his tenure as a director on our board," said Michael Singer, Executive Chairman and Interim CEO of Aurora. "His keen business insight and unparalleled passion for the company will be greatly missed. Steve's decision to retire and help streamline our leadership team further supports the objectives of our business transformation plan as we remain focused on driving Aurora to become a profitable and robust global cannabis company. "

With the retirement of Mr. Dobler, the board currently has nine directors, seven of whom remain independent.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2020/16/c2694.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 16-JUN-20